EXHIBIT 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in millions

Nine months ended September 30,	Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999**

Income Before Income Taxes, Extraordinary Items
and Cumulative Effect of Accounting Changes*	$5,502	$6,492	$7,751	$ 8,685	$ 9,984	$11,923	$10,382
Add: Interest Expense	705	973	1,242	1,382	1,599	1,592	1,430
Dividends on Preferred Securities	17	17	22	24	57	118	118
1/3 Rental Expense	110	106	140	195	266	252	236

Adjusted Earnings	$6,334	$7,588	$9,155	$10,286	$11,906	$13,885	$12,166

Total Interest Charges	$ 729	$ 998	$1,279	$ 1,440	$ 1,718	$ 1,693	$ 1,511
Dividends on Preferred Securities	17	17	22	24	57	118	118
1/3 Rental Expense	110	106	140	195	266	252	236

Adjusted Fixed Charges	$ 856	$1,121	$1,441	$ 1,659	$ 2,041	$ 2,063	$ 1,865

Ratio of Earnings to Fixed Charges	7.40	6.77	6.35	6.20	5.83	6.73	6.52

*Undistributed earnings on investments accounted for under the equity method have been excluded, as has income from discontinued operations for all periods in the years 2000 through 2004.

** The results for 1999 have not been restated for our recent sale of our interest in the directory advertising business in Illinois and northwest Indiana due to differences in internal reporting between the Ameritech and SBC directory operations prior to the Ameritech merger and the immaterial impact on the earnings to fixed charges ratio.